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 FORM 4
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[ ] Check this box if no longer                            OMB APPROVAL
    subject to Section 16. Form 4                    OMB Number: 3235-0287
    or Form 5 obligations may                        Expires: September 30, 1998
    continue. See Instruction 1(b).                  Estimated average burden
                                                     hours per response......0.5


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Issuer Name and Ticker Trading Symbol            6. Relationship of Reporting
                                                                                                   Person(s) to Issuer
                                               Flexpoint Sensor Systems, Inc.                      (Check all applicable)
   Jules A. DeGreef                                                                              [ ] Director     [X] 10% Owner
-----------------------------------------------------------------------------------------------  [ ] Officer(give [ ] Other (specify
 (Last)           (First)        (Middle)  3. IRS Identification   4. Statement for Month/Year        title below             below)
                                              Number of Reporting
   47 East 7200 South, Suite 221              Person, if an entity         July 1999               ------------------------------
------------------------------------------        (voluntary)      ---------------------------- ------------------------------------
               (Street)                                            5. If Amendment, Date        7. Individual or Joint/Group Filing
                                                                      of Original                   (Check Applicable Line)
                                                                      (Month/Year)                 [X] Form filed by One Reporting
                                                                                                       Person
                                                                                                   [ ] Form filed by More than One
   Midvale,          UT          84047                                                                 Reporting Person
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  (City)            (State)           (Zip)    TABLE 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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 1. Title of Security          2. Trans-   3. Transaction  4. Securities Acquired(A)  5. Amount of       6.Owner-      7. Nature of
    (Instr. 3)                    action      Code            or Disposed of (D)         Securities        ship           Indirect
                                  Date        (Instr.8)       (Instr. 3,4 and 5)         Beneficially      Form:          Beneficial
                                  (Month/  --------------  -------------------------     Owned at End      Direct (D)     Ownership
                                   Day/                     Amount   (A) or   Price      of Month          or Indirect    (Instr.4)
                                   Year)    Code     V               (D)                 (Instr. 3 and 4)  (I) (Instr.4)
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       Common Stock                                                                          435,667*           D
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       Common Stock              7/20/99     S              50,000     D       $5.00         688,250            I           **
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
*    Mr. DeGreef  disclaims beneficial  ownership of approximately 825,987 share of Flexpoint  Sensor Systems  common stock owned by
     Bull Ventures, Ltd.
**   Mr. DeGreef claims beneficial ownership of the shares disclaimed above through his membership interest in Northridge Investment
     LLC.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction on 4(b)(v).                                SEC 1474 (7-96)


FORM 4 (CONTINUED)                            Table II -- Derivative Securities Benficially Owned
                                         (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of    2.Conver-  3.Trans- 4.Tansac-  5.Number of  6.Date Exercis-  7.Title and     8.Price   9.Number   10.Owner-  11.Nature
  Derivative)   sion or    action   tion       Derivative   able and         Amount of       of        of Deri-    ship       of In-
  Security      Exercise   Date     Code       Securities   Expiration       Underlying      Deri-     vative      Form of    direct
 (Instr.3)      Price of  (Month/  (Instr.8)   Acquired     Date             Securities      vative    Secur-      Deriva-    Bene-
                Deri-      Day/                (A) or      (Month/Day/      (Intr. 3         Secu-     ities       tive       ficial
                vative     Year)               Disposed     Year)            and 4)          rity      Benefi-     Security:  Owner-
                Security                       of (D)     ----------------- -------------   (Instr.    cially      Direct     ship
                                               (Instr.3,                            Amount   5)        Owned       (D) or    (Instr.
                                                4 and 5)                            or                 at End      Indirect   4)
                                                          Date       Expir-  Title  Number             of          (I)
                                                          Exer-      ation          of                 Month       (Instr.4)
                                   Code   V     (A)  (D)  cisable    Date           Shares            (Instr.4)
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 Stock Options   $0.47                                     4/9/98     6/02   Common  260,000    N/A    260,000        D
                                                                             Stock
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Warrants to      $1.15                                     4/9/98   9/1/00   Common 455,000***  N/A    455,000        D
acquire Common                                                               Stock
Stock
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 Stock Options   $0.75                                     4/9/98     6/06   Common  260,000  N/A      260,000        D
                                                                             Stock
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Explanation of Responses:

***  Mr. DeGreef disclaims beneficial  ownership of an additional  455,000 warrants which  are  held  legally  by  Mr. DeGreef,  but beneficially owned by John A. Sindt based on a contract with Mr. DeGreef.


**Intentional misstatements or omissions of facts constitute Federal Criminal     By: /s/ Jules A. DeGreef                 10/29/99
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             -----------------------------------   --------
                                                                                     ** Signature of Reporting Person        Date
Note. File three copies of this Form, one of which must be manually signed.
  If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained                                              Page 2
in this form are not required to respond unless the form displays a currently                                        SEC 1474 (7-96)
valid OMB Number.
